Nuveen Enhanced Municipal Value Fund

333 West Wacker Drive

Chicago, Illinois 60606

May 16, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Elisabeth Bentzinger

Re:	Nuveen Enhanced Municipal Value Fund (File Nos. 333-213668 and 811-22323): Request for
Withdrawal of Registration Statement on Form N-2

Ms. Bentzinger,

On behalf of Nuveen Enhanced Municipal Value Fund (the “Fund”), we request, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the withdrawal of the Fund’s N-2 filing (File Nos. 333-213668 and 811-22323), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 16, 2016 (via EDGAR Accession No. 0001193125-16-711975) (the “N-2 Filing”). We are requesting that the N-2 Filing be withdrawn because the Fund has determined not to register additional common shares at this time.

The N-2 Filing has not been declared effective by the SEC, and no securities were sold in connection with the offering described in the N-2 Filing. It is therefore in the best interest of the Fund and the public that the filing be withdrawn. It is our understanding that this application for withdrawal of the N-2 Filing be deemed granted as of the date it is filed with the SEC unless the Fund receives notice from the SEC that this application will not be granted.

If you have any questions regarding this filing, please contact Kathleen Macpeak at 202-373-6149.

Nuveen Enhanced Municipal Value Fund

By: /s/ Gifford R. Zimmerman
Name: Gifford R. Zimmerman
Title: Vice President and Secretary